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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No.6)*

                             U.S. TECHNOLOGIES INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    91272D309
                                 (CUSIP Number)

                            STEPHEN A. BOUCHARD, ESQ.
                          FLEISCHMAN AND WALSH, L.L.P.
                           1400 SIXTEENTH STREET, N.W.
                             WASHINGTON, D.C. 20036
                                 (202) 939-7911
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                      August 11, 2000, September 20, 2000,
                    November 14, 2000 and December 26, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         USV PARTNERS, LLC
--------------------------------------------------------------------------------
2.       Check the Appropriate Box If A Member Of A Group*              (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds

         OO
--------------------------------------------------------------------------------
5.       Check If Disclosure Of Legal Proceedings
         Is Required Pursuant to Items 2(d) or 2(e).                        [ ]
--------------------------------------------------------------------------------
6.       Citizenship Or Place Of Organization

         Delaware
--------------------------------------------------------------------------------
                     7.    Sole Voting Power
                           0
Number of            -----------------------------------------------------------
Shares               8.    Shared Voting Power
Bene-                      53,553,319
ficially             -----------------------------------------------------------
Owned                9.     Sole Dispositive Power
by Each                     53,553,319
Reporting            -----------------------------------------------------------
Person With:         10.    Shared Dispositive Power
                            0
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each
         Reporting Person

         53,553,319
--------------------------------------------------------------------------------
12.      Check Box If The Aggregate Amount In Row (11)
         Excludes Certain Shares                                            [ ]
--------------------------------------------------------------------------------
13.      Percent Of Class Represented By Amount In Row (11)
         37.96%
--------------------------------------------------------------------------------
14.      Type Of Reporting Person
         OO (limited liability company)
--------------------------------------------------------------------------------


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--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         C. Gregory Earls
--------------------------------------------------------------------------------
2.       Check the Appropriate Box If A Member Of A Group*              (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds

         OO
--------------------------------------------------------------------------------
5.       Check If Disclosure Of Legal Proceedings
         Is Required Pursuant to Items 2(d) or 2(e).                        [ ]
--------------------------------------------------------------------------------
6.       Citizenship Or Place Of Organization

         U.S.
--------------------------------------------------------------------------------
                     7.    Sole Voting Power
                           0
Number of            -----------------------------------------------------------
Shares               8.    Shared Voting Power
Bene-                      67,322,396
ficially             -----------------------------------------------------------
Owned                9.    Sole Dispositive Power
by Each                    57,888,991
Reporting            -----------------------------------------------------------
Person With:         10.   Shared Dispositive Power
                           0
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each
         Reporting Person

         67,322,396
--------------------------------------------------------------------------------
12.      Check Box If The Aggregate Amount In Row (11)
         Excludes Certain Shares                                            [ ]
--------------------------------------------------------------------------------
13.      Percent Of Class Represented By Amount In Row (11)

         47.24%
--------------------------------------------------------------------------------
14.      Type Of Reporting Person

         IN
--------------------------------------------------------------------------------


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         The statement on Schedule 13D filed on November 23,1998, as amended by
Amendment No. 1 filed on February 22, 1999, Amendment No. 2 filed on April 12, 1999, Amendment No. 3 filed on May 21, 1999, Amendment No. 4 filed on February 2, 2000 and Amendment No. 5 filed on May 11, 2000 (collectively, the "Schedule 13D") on behalf of USV Partners, LLC, a Delaware limited liability company ("USV"), and C. Gregory Earls ("Mr. Earls") is hereby amended.

Item 3.  Source and Amount of Funds or Other Considerations

         Item 3 of Schedule 13D is hereby amended by adding the following:

         On September 20, 2000, Mr. Earls used private funds to effect the purchase of 29,160 shares of Series A Convertible Preferred Stock, par value $0.02 ("Series A Preferred"), of U.S. Technologies Inc. (the "Issuer") from another investor of USV who had received the shares of Series A Preferred upon withdrawing his investment interest in USV.

         On December 26, 2000, Equitable Production Funding, Inc. used private funds to effect the purchase of 215,175 shares of Common Stock on the open market (see Item 5).

Item 5.  Interest in Securities of the Issuer

         Item 5 of Schedule 13D is hereby amended by deleting the portion of
Item 5 that was added by Amendment No. 5 and replacing it with the following:

         (a), (b), (c) USV directly owns 6,366,660 shares of common stock, par value $0.02 ("Common Stock"), of the Issuer. As previously reported in Amendment No. 3, on May 11, 1999, USV entered into an agreement to purchase warrants to buy 500,000 shares of Common Stock ("Warrants"). Promptly after the Warrants were issued to USV, USV transferred the Warrants to the Earls Family Limited Partnership. Also, as previously reported in Amendment No. 3, on May 11, 1999, USV entered into an agreement to purchase 500,000 shares of Series A Preferred. On April 12, 2000, USV purchased from the Issuer an additional 125,000 shares of Series A Preferred in a private placement transaction for $1,250,000. Each share of Series A Preferred is convertible into the number of shares of Common Stock equal to $10 divided by $0.122. On April 12, 2000, USV also purchased 2,120 shares of Series C Mandatorily Convertible Preferred Stock, par value $0.02 ("Series C Preferred"), of the Issuer for $2,120,000. Each share of Series C Preferred is convertible into the number of shares of Common Stock equal to $1000 divided by $1.45. Mr. Earls is the sole member of the manager of USV and the President of the General Partner of the Earls Family Limited Partnership.

         Except as explained below with respect to the Charter Amendment, each holder of Series A Preferred is entitled to vote


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such shares as if such shares were converted to Common Stock on all matters that require a vote of the holders of the Issuer's voting capital stock, presently comprised of the Issuer's Common Stock, Series A Preferred, the Issuer's Series
B Mandatorily Convertible Preferred Stock, $0.02 par value ("Series B Preferred"), the Series C Preferred and the Issuer's Series D Mandatorily Convertible Preferred Stock, $0.02 par value ("Series D Preferred"). See "Item
6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer."

         Initially, USV was the holder of all issued and outstanding shares of Series A Preferred; however, on each of August 11, 2000, September 20, 2000 and November 14, 2000, USV distributed 31,500, 29,160 and 6,500 shares, respectively, of the Series A Preferred (convertible into a total of 5,504,916 shares of Common Stock) to several of its investors who withdrew their investment interests in USV.

         Under the Certificate of Designations, Rights and Preferences, as amended, setting forth the rights and preferences of the Series A Preferred, USV has the right to convert its shares of Series A Preferred to Common Stock at any time prior to January 12, 2004. Upon the conversion of USV's shares of Series A Preferred, USV would be entitled to receive 45,724,590 shares of Common Stock. However, USV and the Issuer entered into a letter agreement, dated March 1, 2000 (the "Waiver Agreement"), whereby USV waived its right to convert its shares of Series A Preferred until the effectiveness of an appropriate amendment to the Issuer's Restated Certificate of Incorporation increasing the number of shares of Common Stock that the Issuer is authorized to issue to an amount sufficient for all of the Issuer's outstanding convertible securities, warrants and options to be converted or exercised (the "Charter Amendment"). (The Waiver Agreement was previously filed with the Securities and Exchange Commission as Exhibit 4.6 to the Issuer's Report on Form 10-K for the year ended December 31, 1999.) USV presently intends to convert its Series A Preferred shares to Common Stock once the Charter Amendment is effective.

         The terms of the Series B Preferred, the Series C Preferred and the Series D Preferred do not permit the holders thereof to vote on the Charter Amendment, but otherwise permit them to vote as if the Series B Preferred, Series C Preferred and the Series D Preferred already were converted to Common Stock, as previously indicated above. Accordingly, the Charter Amendment will be presented for approval to the holders of outstanding shares of Common Stock and Series A Preferred, voting together as a single class. See "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer."

         In connection with the Issuer's acquisition of E2Enet, Inc. ("E2E"), USV, on behalf of the holders of Series B Preferred (who


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were the stockholders of E2E before the acquisition), granted Mr. Earls an irrevocable proxy to vote the 6,366,660 shares of Common Stock and the Series A Preferred owned by USV in favor of the Charter Amendment. Accordingly, USV, for the benefit of the holders of the Series B Preferred, shares voting power with respect to the Charter Amendment with Mr. Earls for the 6,366,660 shares of Common Stock and 45,724,590 shares of the Series A Preferred owned directly by USV. See "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer."

         USV's voting power, through its ownership of Common Stock, Series A Preferred and Series C Preferred and its commitment to vote for the Charter Amendment as described above, assures that the Charter Amendment will be approved when presented for stockholder approval. Although it is not presently expected that the Charter Amendment will become effective within sixty days of the date hereof, Mr. Earls, in his capacity as Co-Chairman and Co-Chief Executive Officer of the Issuer, is likely to be in a position at least to influence and certainly to know when the Charter Amendment will be presented to stockholders and, thereafter, become effective. Accordingly, despite the Waiver Agreement, USV and Mr. Earls have assumed, for purposes of this Schedule 13D, that all shares of Series A Preferred, Series B Preferred, Series C Preferred and Series D Preferred will be converted to Common Stock within sixty days of the date hereof.

         On September 27, 2000, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with On-Site Sourcing, Inc. ("On-Site"), a Delaware corporation, and USXX Acquisition Corporation ("Merger Sub"), a Delaware Corporation and wholly-owned subsidiary of the Issuer. As contemplated by the Merger Agreement, On-Site is to merge with and into Merger Sub with Merger Sub surviving the Merger and being renamed "On- Site Sourcing, Inc." (the "Merger"). In connection therewith, Mr. Earls entered into a Voting Agreement, dated September 27, 2000 (the "Voting Agreement"), pursuant to which he granted an irrevocable proxy to On-Site to vote shares beneficially owned by him in favor of the Merger. By virtue of his position as the sole member of the manager of USV, Mr. Earls indirectly beneficially owns all shares of the Issuer owned by USV. Accordingly, USV shares voting power over 6,366,660 shares of Common Stock, 557,840 shares of the Series A Preferred (convertible into 45,724,590 shares of Common Stock) and 2,120 shares of the Series C Preferred (convertible into 1,462,069 shares of Common Stock). See "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer."

         If all of its shares of Series A Preferred and Series C Preferred were converted, USV would directly own and have the sole power to dispose of 53,553,319 shares of Common Stock (47,186,659 shares that it would receive upon conversion of its


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Series A Preferred and Series C Preferred shares, plus the 6,366,660 shares of
Common Stock it now owns directly). Accordingly, USV beneficially owns 53,553,319 shares of Common Stock, which constitutes 37.96% of the 141,076,673 shares of Common Stock that would be outstanding if all of the shares of Series A Preferred, Series B Preferred, Series C Preferred and Series D Preferred were converted to Common Stock. Specifically, these 141,076,673 shares consist of the following:

         - 29,133,286 shares of Common Stock reported as outstanding on the Issuer's report on Form 10-Q for the quarter ended September 30, 2000;

         - 51,229,508 shares of Common Stock that the holders of the Series A Preferred will receive upon the conversion of all of the shares of Series A Preferred;

         - 56,000,000 shares of Common Stock that the holders of the Series B Preferred will receive upon their mandatory conversion as described below; and

         - 3,161,379 shares of Common Stock that the holders of the Series C Preferred will receive upon their mandatory conversion as described below.

         - 1,552,500 shares of Common Stock that the holders of the Series D Preferred will receive upon their mandatory conversion as described below.

         By virtue of his position as the sole member of the manager of USV, the power of USV to vote and dispose of the shares of Common Stock it directly owns and would directly own upon the conversion of the shares of Series A Preferred and Series C Preferred it owns is exercised through Mr. Earls. Accordingly, Mr. Earls may be deemed to be the beneficial owner of all of the 53,553,319 shares of Common Stock beneficially owned by USV.

         Mr. Earls is also the President of the General Partner of the Earls Family Limited Partnership, which holds Warrants to purchase 500,000 shares of Common Stock. Each Warrant is exercisable for one share of Common Stock at a price per share of $1.00 at any time at the option of the holder. Accordingly, the Earls Family Limited Partnership beneficially owns 500,000 shares of Common Stock.

         By virtue of his position as the President of the General Partner of the Earls Family Limited Partnership, the power of the Earls Family Limited Partnership to vote and dispose of the shares of Common Stock it would own directly upon the exercise of the Warrants it holds, is exercised through Mr. Earls. Accordingly, Mr. Earls may be deemed to be the beneficial owner of all of the 500,000 shares of Common Stock beneficially owned by the Earls Family Limited Partnership.


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         Mr. Earls also owns a majority of the outstanding voting stock of
Equitable Production Funding, Inc. (the "Equitable"), which directly owns 512,175 shares of Common Stock (215,175 shares of which were purchased on December 26, 2000 on the open market by the Equitable using private funds.) Accordingly, Mr. Earls is able, directly or indirectly, to direct its voting of its shares of Common Stock, and so beneficially owns the 512,175 shares of Common Stock held by Equitable Production Funding, Inc.

         Mr. Earls is also the beneficial owner of an additional 850,000 shares of Common Stock, which he is entitled to purchase at any time upon the exercise of employee stock options granted to him on November 5, 1999 under the Issuer's 1999 Stock Option Plan, as amended (the "Plan"). These options carry an exercise price of $0.125 per share, based on the closing price of the Common Stock on November 5, 1999, and were fully vested at the time of grant.

         On February 21, 2000, Mr. Earls was granted employee stock options under the Plan to purchase 250,000 shares of Common Stock. These options carry an exercise price of $0.90 per share and vest pro rata on the first, second and third anniversaries of the grant date. Because one third of the options vest and are exercisable within 60 days of the date hereof, 83,334 shares of Common Stock that may be purchased upon the exercise of such options are now deemed to be beneficially owned by Mr. Earls.

         On June 6, 2000, Mr. Earls was granted employee stock options under the Plan to purchase 1,200,000 shares of Common Stock. These options carry an exercise price of $1.56 per share and vest pro rata on the first, second, third and fourth anniversaries of the grant date. Because these options are not exercisable within 60 days of the date hereof, the shares of Common Stock that may be purchased upon the exercise of such options are not now deemed to be beneficially owned by Mr. Earls.

         In connection with the Issuer's acquisition of E2E on April 12, 1999, James V. Warren, on behalf of the holders of the Series B Preferred (who were the stockholders of E2E before the acquisition), granted Mr. Earls an irrevocable proxy to vote the 6,318,652 shares of Common Stock that Mr. Warren owns directly in favor of the Charter Amendment. Accordingly, Mr. Earls, for the benefit of the holders of Series B Preferred, shares voting power with respect to the Charter Amendment with Mr. Warren for the 6,318,652 shares of Common Stock owned directly by Mr. Warren. See "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer."

         On August 11, 2000 and on November 14, 2000, USV distributed 31,500 and 6,500 shares, respectively, of the Series A Preferred (convertible into a total of 3,114,753 shares of Common Stock) to several investors who withdrew their investment interest in USV. Mr. Earls, for the benefit of the holders of Series B Preferred,


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shares voting power with respect to the Charter Amendment for the 38,000 shares of the Series A Preferred owned directly by the investors. See "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer."

         On September 20, 2000, USV distributed 29,160 shares of the Series A Preferred (convertible into 2,390,163 shares of Common Stock) to another investor who withdrew an investment interest in USV. Mr. Earls then purchased these shares directly from the investor.

         Mr. Earls, the Earls Family Limited Partnership and the Issuer entered into a letter agreement, dated September 20, 2000 (the "Earls Waiver Agreement"), whereby Mr. Earls waived his right to convert his 29,160 shares of Series A Preferred and The Earls Family Limited Partnership waived its right to convert its Warrants to purchase 500,000 shares of Common Stock until after the effectiveness of the Charter Amendment. The parties to the Earls Waiver Agreement also waived their rights to convert any other convertible securities, options or other rights to acquire shares of Common Stock until the effectiveness of the Charter Amendment.

         As mentioned previously, in connection with the Merger, Mr. Earls granted On-Site an irrevocable proxy to vote all of the Issuer's shares beneficially owned by him as of the date of the Voting Agreement and any shares which Mr. Earls may beneficially own in the future. Accordingly, Mr. Earls shares voting power with respect to all of the Issuer's shares beneficially owned by him. See "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer."

         Based on the foregoing, Mr. Earls is the beneficial owner of 67,322,396 shares of Common Stock, which constitutes 47.24% of the 142,510,007 shares of Common Stock that would be outstanding, based on the sum of:

         - 141,076,673 shares of Common Stock that would be outstanding if all of the shares of Series A Preferred, Series B Preferred, Series C Preferred and Series D Preferred were converted to Common Stock, as calculated above;

         - 500,000 shares of Common Stock that would be outstanding and owned by The Earls Family Limited Partnership if the Warrants were exercised in full;

         -        850,000 shares of Common Stock issuable upon exercise by Mr.
                  Earls of his presently exercisable stock options; and


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         -        83,334 shares of Common Stock issuable upon exercise by Mr.
                  Earls of his stock options which vest within 60 days from the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 of Schedule 13D is hereby amended by adding the following:

         On September 20, 2000, Mr. Earls and The Earls Family Limited Partnership entered into a Waiver Agreement with the Issuer, whereby Mr. Earls waived his right to convert his shares of Series A Preferred and the Earls Family Limited Partnership waived its right to exercise its warrants to purchase 500,000 shares of the Issuer's common stock and both waived any rights to convert any securities into or to exercise any warrants or options for shares of the Issuer's common stock until the Charter Amendment.

         On September 27, 2000, the Issuer entered into the Merger Agreement with On-Site and Merger Sub. Pursuant to the Merger Agreement, Mr. Earls, James
V. Warren, Jonathan Ledecky, Northwood Ventures, LLC, and Northwood Capital Partners, LLC entered into a Voting Agreement, dated September 27, 2000 (the "Voting Agreement"), whereby the parties to the Voting Agreement agreed to vote all of their designated shares of Common Stock, Series A Preferred, Series B Preferred, Series C Preferred and any and all securities of the Issuer acquired after the date of the Voting Agreement in favor of any proposal presented to the Issuer's stockholders reasonably necessary to consummate the Merger. The parties to the Voting Agreement also granted an irrevocable proxy to On-Site to exercise all of the rights and powers over such shares and to take all actions necessary in order to consummate the Merger. (The Voting Agreement is attached to this Amendment No. 6 to the Schedule 13D as Exhibit A.)

         The Voting Agreement and the proxy granted therein terminate automatically upon the consummation of the Merger (as defined in the Merger Agreement) or upon such other expiration or termination of the Merger Agreement pursuant to the terms of the Merger Agreement.

         Certain or all of the Item 2 Persons have and/or may in the future pledge some or all of their respective shares of Series A Preferred or Common Stock to another person in connection with personal lines of credit, including bank or broker margin or similar accounts, that contain standard default and similar provisions.

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Item 7.  Materials to Be Filed as Exhibits

Exhibit A    -    Waiver Agreement, dated as of September 20, 2000, by and among
                  C. Gregory Earls and The Earls Family Limited Partnership in favor of U.S. Technologies Inc.

Exhibit B    -    Voting Agreement, dated as of September 27, 2000, by and
                  among C. Gregory Earls, James V. Warren, Jonathan Ledecky,
                  Northwood Ventures, LLC, and Northwood Capital Partners, LLC in favor of On-Site Sourcing, Inc.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this amendment is true, complete and correct.

Dated: January 18, 2001

                                    USV PARTNERS, LLC
                                    By: USV Management, LLC,
                                        its Manager


                                    /s/ C. Gregory Earls
                                    --------------------------------------------
                                    By:    C. Gregory Earls
                                    Title: Sole Member


                                    /s/ C. Gregory Earls
                                    --------------------------------------------
                                    C. Gregory Earls, Individually